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                              iDIAL NETWORKS, INC.
                        (Formerly known as Woodcomm, LLC)

                              Financial Statements
                                       and
                          Independent Auditors' Report
                                December 31, 1998






                                Table of Contents


                                                                 Page

Independent Auditors' Report                                   F - 1

Financial Statements

     Balance Sheets                                            F - 2

     Statements of Operations                                  F - 3

     Statement of Retained Deficit                             F - 4

     Statements of Cash Flows                                  F - 5

Notes to Financial Statements                                  F - 6






                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders iDial Networks, Inc.
Dallas, Texas


We have audited the accompanying balance sheet of iDial Networks, Inc.(formerly known as Woodcomm, LLC) as of December 31, 1998 and 1997, and the related statement of operations and members' deficit and cash flows for the year ended December 31, 1998 and the period from Inception (May 19, 1997) to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iDial Networks, Inc. as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the year ended December 31, 1998 and the period from Inception (May 19, 1997) through December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's history of operating losses and current status of default on several notes payable raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                               /s/Ehrhardt Keefe Steiner & Hottman PC
                                  Ehrhardt Keefe Steiner & Hottman PC
April 1, 1999
Denver, Colorado

                                 Balance Sheets


                                      September 30,     December 31,
                                          1999       1998       1997
                                      ___________________________________
                                      (Unaudited)

                                Assets
Current assets
  Cash                                  $ 63,135   $118,493   $  -
   Accounts receivable - trade           188,250     87,149      -
                                        ________   ________   _______
     Total current assets                251,385    205,642      -


Property and equipment, net (Note 2)     397,527    353,914      -


Other assets
  Deposits                                 8,855     11,009      -
  Loan origination costs, net of
  accumulated amortization of $1,235      14,065     16,765      -
 (1999) and $3,935 (1998)                _______    _______   _______

Total assets                           $ 671,832   $587,330   $  -



                     Liabilities and Members' Equity
Current liabilities
   Current portion of long-term debt   $ 436,284    $10,252   $ -
   (Note 3)
   Advances from member (Note 5)         135,800    186,844    92,302
   Accrued interest                       17,969     17,969      -
   Accounts payable                      397,475    175,221     -
   Accrued wages                         145,000     40,000     -
                                       _________    _______    ______
     Total current liabilities         1,132,528    430,286    92,302


Long-term debt, net of current portion    82,862    450,793     -
(Note 3),
     Total liabilities                 1,215,390    881,079    92,302


Commitments and contingencies (Notes 3,
4 and 5)

Equity (Note 6)
Common stock, $.0001 par value,
100,000,000 shares authorized, $1,000          1        -        -
shares issued and outstanding
Additional paid in capital                   299        -        -
Members' capital                               -      300      300
Retained deficit                       (543,858) (294,049)  (92,602)
                                       _________ _________  ________
     Total members' equity             (543,558) (293,749)  (92,302)
                                       _________ _________  ________
Total liabilities and members' equity $ 671,832  $587,330   $    -
                                      ========== =========  ========




                          Statement of Retained Deficit
       For the Years Ended December 31, 1998 and Inception (May 19, 1997)
                            Through December 31, 1997



                          Members'                 Additional
                          Capital   Common Stock    Paid-in  Accumulated Total
                          Amount   Shares   Amount  Capital  Deficit    Equity
                        --------   -------  ------- -------  -------   -------
Balance,Inception (May  $    300   $     -  $     - $     -  $     -   $   300
19,1997)

Net loss                       -         -        -       - (92,602)   (92,602)
                        ________   _______  _______ _______ ________   ________
Balance December 31, 1997    300         -        -       - (92,602)         -

Net loss                       -         -        -       -(201,447)   (201,447)

Balance, December 31,        300         -        -       -(294,049)   (293,749)
1998
Reorganization (Note 6)     (300)    1,000        1     299       -           -

Net loss                       -         -        -       - (249,809)  (249,809)

Balance, September 30, $       -   $ 1,000  $     - $   299 (543,558) $(543,558)
1999


                  Statements of Operations and Members' Deficit

                                                            Inception
                                             For the Year (May 19,1997)
                        Nine Months Ended       Ended       through
                           September 30,     December 31, December 31,
                         1999        1998        1998        1997
                     --------------------------------------------------
                            (Unaudited)

Sales                $ 1,368,026  $ 134,925    $ 524,933   $    -

Cost of Sales          1,167,816    188,071      513,109        -
                     --------------------------------------------------
                         200,210    (53,146)      11,824        -

Selling, general and
administrative
expenses                 436,527    113,279      195,302      92,602
                     --------------------------------------------------

Operating Loss          (236,317)  (166,425)    (183,478)    (92,602)


Interest Expense         (13,492)         -      (17,969)          -
                     --------------------------------------------------
Net loss               $(249,809) $(166,425)   $(201,447)   $(92,602)








                            Statements of Cash Flows


                                                             Inception
                                              For the Year (May 19, 1997)
                                                 Ended        through
                           September 30,        December     December
                      ------------------------      31,         31,
                           1999        1998        1998        1997
                      -------------------------------------------------
                             (Unaudited)
Cash flows from
operating activities
Net loss               $(249,809)   $(166,425)   $(201,447)   $(92,602)
Adjustments to reconcile
net loss to net cash
provided by (used in)
operating activities
  Depreciation and       128,255       16,549       47,366          -
  amortization
  Changes in assets and
  liabilities
   Accounts receivable  (101,101)     (13,192)     (87,149)         -
   Accounts payable      222,254       32,215      175,221          -
   Accrued expenses      105,000       25,000       40,000          -
   Accrued interest            -            -       17,969          -
                        ----------------------------------------------
                         354,408       60,572      193,407
Net cash provided by
(used in) operating
activities               104,599     (105,853)      (8,040)   (92,602)
                        ----------------------------------------------
Cash flows from
 investing activities
 Purchase of property   (132,743)    (321,182)    (342,395)         -
 and equipment
 Deposits                  2,154      (32,010)     (11,009)         -
                        ----------------------------------------------
     Net cash used in
investing activities    (130,589)    (353,192)    (353,404)         -
                        ----------------------------------------------
Cash flows from
financing activities
 Proceeds from issuance
 of long-term debt        35,000      379,474      404,474          -
 Net (repayments to)
advances from member     (51,044)     142,438       94,542     92,302
 Members' capital              -            -            -        300
contribution
Payments on long-term    (13,324)           -       (1,079)         -
debt
 Loan origination cost         -            -      (18,000)         -
                        ----------------------------------------------
Net cash (used in)
provided by financing    (29,368)     521,912      479,937     92,602
activities

(Decrease) increase in   (55,358)      62,867      118,493          -
cash

Cash, beginning of year  118,493            -            -          -
                        ----------------------------------------------

Cash, end of year       $ 63,135     $ 62,867    $ 118,493    $     -
                        ==============================================

Supplemental disclosure of cash flow information:
Cash paid for interest was $0 for the year ended December 31, 1998 and the period May 19, 1997 through December 31, 1997. Cash paid for interest was $13,492 and $0 for the nine months ended September 30, 1999 and 1998, respectively (unaudited).

Supplemental disclosure of noncash investing activity:
During the year ended December 31, 1998, $57,650 of office equipment was financed by capital lease obligations. $36,425 and $36,520 of computer, office and telephone equipment was financed during the nine months ended September 30, 1999 and 1998, respectively (unaudited).


Note 1 - Organization and Summary of Significant Accounting Policies

Organization and Business

As discussed more fully in Note 6, the Company reorganized subsequent to December 31, 1998, ultimately becoming iDial Networks, Inc. (the Company). The predecessor Company, Woodcomm, LLC was established in May 1997 in the state of Nevada. The Company began commercial operations in June 1998 as a facilities-based wholesale provider of international long-distance telephone services into South East Asia from the United States. Following its purchase of certain telecommunications-related assets from Advanced Business Communications Corporation (ABC) the Company began providing wholesale international long-distance service to ABC.

The Company is providing Internet-based voice telecommunication to customers around the world. It operates selected communication services, including phone cards and Internet enabled telephony. The Internet triggered calls combine the flexibility of a computer (on-line billing and call records) with the low tariffs of USA based carriers via calling centers or direct from home anywhere in the world.

Continued Operations and Realization of Assets

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. The Company has suffered losses from operations since inception, resulting in an accumulated deficit of $543,858 at September 30, 1999 (unaudited) and is currently in default on several note payable agreements to ABC and ABC's parent.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Interim Financial Statements (Unaudited)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company at September 30, 1999 and 1998. The results of operations for the nine months ended September 30, 1999 and 1998 are not necessarily indicative of the results to be expected for a full year.



Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash and accounts receivable. Additionally, the Company maintains cash balances in bank deposit accounts which, at times, may exceed federally insured limits. During the year ended December 31, 1998, predominantly all of the Company's sales were generated from ABC. At December 31, 1998, receivables consisted of $82,614 or 95% of its total accounts receivable - trade was due from ABC, respectively. During the nine months ended September 30, 1999 and 1998, respectively, approximately 91% and 100% of the Company's sales were generated from ABC. At September 30, 1999 and 1998, respectively 74% and 100% of the Company's total accounts receivable - trade (unaudited).

Loan Origination Fees

Direct costs incurred for the origination of loans are deferred and amortized to interest expense using the interest method over the contractual terms of the loans.

Advertising Costs

The Company expenses advertising costs as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost; equipment under capital lease is stated at the lower of fair market value or net present value of minimum lease payments at inception of the leases. Depreciation is computed using straight-line over the estimated useful lives or lease terms of the related assets of three to five years.



Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

Prior to March 31, 1999, The Company was organized as an LLC. No tax was paid by the LLC as each member is allocated their respective share of the Company's income or loss for the year in accordance with federal and state tax laws. Accordingly, no tax provision is included in the accompanying financial statements.

As discussed more fully in Note 7, subsequent to December 31, 1998 the Company was reorganized, changing from an LLC to a Nevada corporation. Effective with the reorganization, the company will recognize deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that would result in taxable or deductible amounts in future years.


Note 2 - Property and Equipment

Property and equipment consists of the following:


                                                   December 31,
                               September 30, ----------------------
                                   1999         1998         1997
                                -----------  ----------  ----------
                                (Unaudited)

  Telephony equipment             $443,404     $288,974    $      -

  Computers, equipment and         125,809      111,071           -
  software                      -----------------------------------
                                   569,213      400,045           -
     Less Accumulated             (171,686)     (46,131)          -
     depreciation               -----------------------------------

                                  $397,527     $353,914    $      -
                                ===================================




Note 3 - Long-Term Debt

Long-term debt consists of the following:
                                                     December 31,
                                    September 30,   --------------
                                       1998         1998      1997
                                   -------------------------------
                                   (Unaudited)
Various note payables to ABC  and
ABC's  Parent, interest  at  15%,
due   in   monthly   installments
ranging  from $5,000  to  $18,000
commencing  April  1999   through
maturity  of January  2003.   The     $404,474    $404,474  $    -
notes  are collateralized by  the
Company's telephone equipment.

Note payable to American Express,
interest at 12.9%, due in monthly
installments   of   approximately
$795,   commencing   July    1999       33,732           -       -
through maturity of June 2004.


Capital   leases   with   monthly
installments   totaling    $3,295
including  interest  at  23%  and
expiring  December  2001  through
August  2003.  Collateralized  by
equipment  with a net book  value
of   approximately  $74,000   and
$57,000  at  September  30,  1999
(unaudited)   and  December   31,
1998, respectively.                   80,940      56,571       -
                                   -------------------------------
                                    $519,146    $461,045  $    -
                                   ===============================



Note 3 - Long-Term Debt (continued)

Maturities of long-term debt as of September 30, 1999 (unaudited) are as follows:

                                     Long-Term   Capital
Year Ending December 31,               Debt      Leases    Total
                                    -----------------------------


      1999 (3 months remaining)      $405,784   $15,032  $420,816
      2000                              5,680    39,536    45,216
      2001                              6,458    36,214    42,672
      2002                              7,342    14,933    22,275
      2003                              8,348     8,236    16,584
      2004                              4,594         -     4,594
                                    -----------------------------
Less amount representing interest     438,206   113,951   552,157
                                            -   (33,011)  (33,011)
                                    -----------------------------
                                      438,206    80,940   519,146
      Less current maturities        (409,976)  (26,308) (436,284)
                                    -----------------------------
                                      $28,230   $54,632   $82,862
                                    =============================

The net book value of assets under capital lease was approximately $55,000 as of December 31, 1998, and 74,000 as of September 30, 1999 (unaudited).

As of September 30, 1999 the Company is in default per the terms of its notes payable to ABC and ABC's Parent. Although no agreement has been reached, the Company is currently negotiating with these lenders to convert this debt to equity in the Company.


Note 4 - Commitments

The Company leases office space and furniture and equipment under operating leases which expire February 2000 through July 2002. Additionally, the Company entered into an agreement with an internet service provider which required monthly payments of $2,467 through August 1999.



Note 4 - Commitments - (continued)

Future  minimum  obligations  under  the  non-cancelable  operating  leases   at
September 30, 1999 (unaudited) are as follows:

     Year Ending December 31,

            1999                  $ 28,314
            2000                   110,320
            2001                    74,176
            2002                     3,155
                                  --------
                                  $215,965
                                  ========

Rent expense under the operating leases was $30,275 and $7,443 for the year ended December 31, 1998 and the period from inception (May 19, 1997) to December 31, 1997, respectively, and $44,238 and 20,614 for the nine months ended September 30, 1999 and 1998, respectively (unaudited).


Note 5 - Member Advance

In 1998, the Company received advances from a member to fund operations. The advances are non interest bearing and payable on demand. As of September 30, 1999 (unaudited) and December 31, 1998 and 1997 the advances from member totaled $135,800, $186,844 and $92,302, respectively.


Note 6 - Stockholders' Equity

In March 1999, the Company changed its name to Woodcom International, Inc. and reorganized as a C corporation.


Note 7 - Subsequent Events

In November 1999, Woodcom International, Inc. exchanged common stock with Desert Springs Acquisition Corp (a Colorado corporation) which had no assets and approximately $65,000 in liabilities. Prior to this exchange, Woodcom International, Inc. issued an additional 16,000,000 shares of common stock for approximately $165,000. Desert Springs Acquisition Corp subsequently moved its state of incorporation to Nevada by merger of the Colorado corporation with and into iDial Networks, Inc. (a Nevada corporation). There was not a significant change in capitalization as a result of these transactions.


Note 7 - Subsequent Events (continued)

The following table reflects the pro forma effect of the common stock exchange with Desert Springs Acquisition Corp. and the additional common shares issued in connection therewith as of September 30, 1999 and for the nine months ended September 30, 1999:





                            Balance Sheet (Unaudited)

                                 Desert
                  Woodcom       Springs          Pro Forma Adjustments
               International  Acquisition   --------------------------------
                   Inc.          Corp.      Debit       Credit      Combined
               -------------------------------------------------------------

Total assets     $671,832    $       -     $       -    $      -    $671,832
               =============================================================
Total
liabilities    (1,215,390)     (76,184)      165,000 (2)       -  (1,126,574)

Common stock   $        1    $     254           254 (1) $1600 (2)  $  1,601

Additional
paid-in
capital               299      425,981       425,591 (1) 163,400 (2) 163,699
Retained         (543,858)    (502,419)            -     426,235 (1) 620,042
deficit
Total Equity      543,558       76,184             -           -           -
               =============================================================
Total           $ 671,832    $  76,184     $ 426,235    $(591,235)  $454,742
               =============================================================






                       Statement of Operations (Unaudited)

Sales           $1,368,026   $       -     $       -     $      - $1,368,026
Cost of sales   (1,167,816)          -             -            - (1,167,816)

Selling
general and
administrative
expenses          (436,527)    (41,322)            -            -   (477,859)
Interest
expense            (13,492)          -             -            -    (13,492)
               --------------------------------------------------------------
Net loss        $ (249,809) $  (41,332)    $       -     $      -  $(291,141)
               ==============================================================
Loss per        $     (.16) $    (.002)    $       -     $      -  $    (.18)
share

(1)  To reflect assumption of liabilities and exchange by common stock.
(2)  To reflect additional issuance of 16,000,000 common shares.

In December 1999, the Company entered into a consulting agreement requiring total payments of approximately $65,000.


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